SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 000-32475

(Check One)
Form 10-K and Form 10-KSB	Form 11-K

Form 20-F	Form 10-Q and Form 10-QSB	Form N-SAR

For Period ended: August 31, 2001

Transition Report on Form 10-K and Form 10-KSB	Transition Report on Form 10-Q and Form 10-QSB

Transition Report on Form 20-F	Transition Report on Form N-SAR

Transition Report on Form 11-K

For the Transition Period ended

      Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full name of registrant	CETALON CORPORATION

Former name if applicable	SPORTSMAN'S WHOLESALE COMPANY

Address of principal executive office (Street and number)	1801 CENTURY PARK EAST, SUITE 1830

City, state and zip code	LOS ANGELES, CALIFORNIA 90067-2320

PART II.
RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-QSB for the three month period ended August 31, 2001 could not be filed within the prescribed period because the Company requires additional time to prepare its financial statements due to the complexities of its recent acquisitions.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

SHEENA MITCHELL	604	430-4032

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   Yes    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   Yes    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CETALON CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	October 10, 2001	By	/s/ A. JOHN A. BRYAN

A. JOHN A. BRYAN CHIEF EXECUTIVE OFFICER